Commission File No. 1-08346

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December 2003

TDK CORPORATION

(Translation of registrant’s name into English)

13-1, Nihonbashi 1-chome, Chuo-ku, Tokyo 103-8272, Japan

(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F x	Form 40-F

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.

Yes	No x

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b). 82-_______________

SIGNATURES
Interim Consolidated Financial Statements for the six-month-period ended September 30, 2003 (in English)
1) Balance Sheets
2) Statements of Income
3) Statements of Stockholders’ Equity
4) Statements of Cash Flows
5) Notes to Consolidated Financial Statements

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TDK Corporation (Registrant)

December 15, 2003	By:	/s/ Seiji Enami

Seiji Enami General Manager Finance and Accounting Department Administration Group

Interim Consolidated Financial Statements for the six-month-period ended
September 30, 2003 (in English)

On December 15, 2003, this report in the Japanese version was filed with the Director of the Kanto Local Finance Bureau of the Ministry of Finance pursuant to the Securities and Exchange Law of Japan.

Consolidated balance sheets (Unaudited)

	Yen (Millions)

	September 30,	September 30,	March 31,
ASSETS	2002	2003	2003

Current assets:
Cash and cash equivalents	¥147,822	¥193,406	¥170,551
Trade receivables:
Notes	8,178	6,610	7,750
Accounts	132,918	137,415	135,123
Allowance for doubtful receivables	(3,300)	(2,682)	(2,850)

Net trade receivables	137,796	141,343	140,023

Inventories	83,714	77,663	73,917
Income taxes receivables	1,889	2,667	2,765
Prepaid expenses and other current assets	35,079	31,245	33,706

Total current assets	406,300	446,324	420,962

Investments (Note 2)	14,737	16,791	18,722

Property, plant and equipment, at cost:
Land	23,611	20,622	21,284
Buildings	180,385	175,950	178,959
Machinery and equipment	496,859	488,427	489,131
Construction in progress	8,989	7,629	9,362

	709,844	692,628	698,736
Less accumulated depreciation	465,804	475,958	472,829

Net property, plant and equipment	244,040	216,670	225,907

Goodwill (Note 8)	10,712	11,316	14,131
Intangible assets (Note 8)	6,796	15,977	16,418
Deferred income taxes	36,021	36,935	43,948
Other assets (Note 5)	9,068	6,702	7,249

	¥727,674	¥750,715	¥747,337

See accompanying notes to consolidated financial statements.

	Yen (Millions)

	September 30,	September 30,	March 31,
LIABILITIES AND STOCKHOLDERS’ EQUITY	2002	2003	2003

Current liabilities:
Short-term debt	¥1,463	¥1,338	¥1,431
Current installments of long-term debt	371	282	488
Trade payables:
Notes	663	617	824
Accounts	55,233	59,837	56,136
Accrued salaries and wages	12,452	13,489	11,483
Accrued expenses	20,579	24,277	28,088
Income taxes payables	2,484	2,163	1,057
Other current liabilities	6,438	7,833	5,507

Total current liabilities	99,683	109,836	105,014

Long-term debt, excluding current installments	255	165	94

Retirement and severance benefits	58,318	75,811	84,971

Deferred income taxes	398	13	13

Total liabilities	158,654	185,825	190,092

Minority interests	4,425	3,228	3,360

Stockholders’ equity:
Common stock
Authorized 480,000,000 shares; Issued 133,189,659 shares at September 30, 2002 and 2003, and March 31, 2003	32,641	32,641	32,641
Additional paid-in capital	63,051	63,051	63,051
Legal reserve (Note 3)	15,955	16,494	15,953
Retained earnings (Note 3)	521,859	541,295	525,919
Accumulated other comprehensive income (loss) (Note 4)	(64,100)	(85,204)	(78,824)
Treasury stock at cost; 555,567 shares at September 30, 2002, 814,102 shares at September 30, 2003 and 564,475 shares at March 31, 2003	(4,811)	(6,615)	(4,855)

Total stockholders’ equity	564,595	561,662	553,885

	¥727,674	¥750,715	¥747,337

Consolidated statements of income (Unaudited)

	Yen (Millions)

	Six months ended	Six months ended	Year ended
	September 30,	September 30,	March 31,
	2002	2003	2003

Net sales	¥296,380	¥316,279	¥608,880
Cost of sales	223,738	227,919	459,616

Gross profit	72,642	88,360	149,264
Selling, general and administrative expenses	62,623	64,340	127,184

Operating income	10,019	24,020	22,080
Other income (deductions):
Interest and dividend income	708	655	1,379
Patent infringement settlement income	—	2,012	—
Equity income of affiliates	204	1,372	361
Interest expense	(198)	(212)	(577)
Loss on securities (net of gain)	(949)	(1,068)	(3,298)
Foreign exchange gain (loss)	(1,699)	(2,037)	(1,482)
Other — net	(449)	272	(382)

	(2,383)	994	(3,999)

Income before income taxes	7,636	25,014	18,081
Income taxes:
Current	223	3,017	995
Deferred	2,533	2,494	4,301

	2,756	5,511	5,296

Income before minority interests	4,880	19,503	12,785
Minority interests	(235)	(246)	(766)

Net income	¥4,645	¥19,257	¥12,019

Amounts per share:

	Yen (except number of common shares outstanding)

Basic net income per share	¥34.98	¥145.27	¥90.56
Diluted net income per share	34.98	145.27	90.56
Weighted average basic and diluted common shares outstanding (in thousands)	132,802	132,559	132,716
Cash dividends paid (Note 3)	¥20.00	¥25.00	¥45.00

See accompanying notes to consolidated financial statements.

Consolidated statements of stockholders’ equity (Unaudited)

	Yen (Millions)

	Six months ended	Six months ended	Year ended
	September 30,	September 30,	March 31,
	2002	2003	2003

Common stock:
Balance at beginning of period	¥32,641	¥32,641	¥32,641

Balance at end of period	32,641	32,641	32,641

Additional paid-in capital:
Balance at beginning of period	63,051	63,051	63,051

Balance at end of period	63,051	63,051	63,051

Legal reserve (Note 3):
Balance at beginning of period	15,683	15,953	15,683
Transferred from retained earnings	272	541	270

Balance at end of period	15,955	16,494	15,953

Retained earnings (Note 3):
Balance at beginning of period	520,143	525,919	520,143
Net income	4,645	19,257	12,019
Cash dividends	(2,657)	(3,316)	(5,973)
Losses on sales of treasury stock	—	(24)	—
Transferred to legal reserve	(272)	(541)	(270)

Balance at end of period	521,859	541,295	525,919

Accumulated other comprehensive income (loss) (Note 4):
Balance at beginning of period	(43,999)	(78,824)	(43,999)
Other comprehensive income (loss) for the period, net of tax	(20,101)	(6,380)	(34,825)

Balance at end of period	(64,100)	(85,204)	(78,824)

Treasury stock:
Balance at beginning of period	(3,592)	(4,855)	(3,592)
Acquisition of treasury stock	(1,219)	(1,854)	(1,263)
Exercise of stock option	—	94	—

Balance at end of period	(4,811)	(6,615)	(4,855)

Total stockholders’ equity	¥564,595	¥561,662	¥553,885

Disclosure of comprehensive income (loss):
Net income for the period	¥4,645	¥19,257	¥12,019
Other comprehensive income (loss) for the period, net of tax (Note 4)	(20,101)	(6,380)	(34,825)

Total comprehensive income (loss) for the period	¥(15,456)	¥12,877	¥(22,806)

See accompanying notes to consolidated financial statements.

Consolidated statements of cash flows (Unaudited)

	Yen (Millions)

	Six months ended	Six months ended	Year ended
	September 30,	September 30,	March 31,
	2002	2003	2003

Cash flows from operating activities:
Net income	¥4,645	¥19,257	¥12,019
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	28,503	23,642	57,789
Loss on disposal of property and equipment	2,441	1,231	4,845
Deferred income taxes	2,533	2,494	4,301
Loss on securities (net of gain)	949	1,068	3,298
Changes in assets and liabilities:
Decrease (increase) in trade receivables	306	(6,860)	(2,256)
Decrease (increase) in inventories	4,616	(6,323)	14,277
Increase in prepaid expenses and other current assets	(3,822)	(277)	(4,744)
Increase in trade payables	5,451	6,411	6,691
Increase in accrued salaries and wages	1,697	2,006	236
Decrease in accrued expenses	(14,257)	(2,358)	(6,207)
Increase (decrease) in income taxes payables, net	5,865	2,072	2,265
Increase in other current liabilities	644	2,667	1,725
Increase in retirement and severance benefits	3,644	4,377	7,639
Other — net	855	2,624	2,480

Net cash provided by operating activities	44,070	52,031	104,358

Cash flows from investing activities:
Capital expenditures	(14,472)	(20,826)	(41,451)
Proceeds from sales and maturities of investments	11	1,830	1,511
Payment for purchase of investments	(30)	(96)	(7,306)
Other — net	1,146	557	601

Net cash used in investing activities	(13,345)	(18,535)	(46,645)

Cash flows from financing activities:
Proceeds from long-term debt	35	35	211
Repayment of long-term debt	(439)	(212)	(646)
Increase (decrease) in short-term debt, net	(60)	(15)	(254)
Sale (purchase) of treasury stock, net	(1,219)	(1,784)	(1,263)
Dividends paid	(2,657)	(3,316)	(5,973)

Net cash used in financing activities	(4,340)	(5,292)	(7,925)

Effect of exchange rate changes on cash and cash equivalents	(4,324)	(5,349)	(4,998)

Net increase in cash and cash equivalents	22,061	22,855	44,790
Cash and cash equivalents at beginning of period	125,761	170,551	125,761

Cash and cash equivalents at end of period	¥147,822	¥193,406	¥170,551

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements (Unaudited)
1. Summary of Significant Accounting Policies
(a) Financial Statements
     The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. The consolidated financial statements include the accounts of TDK and all its subsidiaries.
     The segment information is presented in accordance with the accounting principles generally accepted in Japan. The segment information required to be disclosed in financial statements under accounting principles generally accepted in the United States of America is not presented in the accompanying consolidated financial statements.
     In the opinion of management, all adjustments necessary for a fair presentation have been included. The results of operations for interim periods are not necessarily indicative of the operating results which may be expected for any other interim period or for the year. For further information, refer to the March 31, 2003 consolidated financial statements and notes thereto included in TDK Corporation and Subsidiaries Annual Report 2003. Consolidated financial statements ended March 31, 2003 are audited while consolidated financial statements ended September 30, 2002 and 2003 are unaudited.
(b) Consolidation Policy
     The consolidated financial statements include the accounts of TDK and its subsidiaries. The investments in affiliates in which TDK’s ownership is 20% to 50% and TDK exercises significant influence over their operating and financial policies are accounted for by the equity method.
     All significant intercompany accounts and transactions have been eliminated in consolidation.
(c) Cash Equivalents
     Cash equivalents include all highly liquid debt instruments purchased with an original maturity of three months or less.
(d) Marketable Securities
     TDK classifies its debt and equity securities into one of three categories: trading, available-for-sale, or held-to-maturity. Trading securities are bought and held principally for the purpose of selling them in the short term. Held-to-maturity securities are those securities in which TDK has the ability and intent to hold the security until maturity. All securities not included in trading or held-to-maturity are classified as available-for-sale.
     Trading and available-for-sale securities are recorded at fair value. Held-to-maturity securities are recorded at amortized cost, adjusted for the amortization or accretion of premiums or discounts. Unrealized holding gains and losses on trading securities are included in earnings. Unrealized holding gains and losses, net of the related tax effect, on available-for-sale securities are excluded from earnings and are reported as a separate component of accumulated other comprehensive income until realized.
(e) Inventories
     Inventories are stated at the lower of cost or market. Cost is determined principally by the average method.
(f) Depreciation
     Depreciation of property, plant and equipment is principally computed by the declining-balance method for assets located in Japan and of certain foreign subsidiaries and by the straight-line method for assets of other foreign subsidiaries based on the following estimated useful lives:

Buildings Machinery and equipment	3 to 60 years 2 to 22 years
(g) Income Taxes
     Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards.
     Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(h) Stock Option Plan
     Statement of Financial Accounting Standards No. 123 (“SFAS 123”), “Accounting for Stock-Based Compensation” defines a fair value based method of accounting for a stock option. SFAS 123 gives an entity a choice of recognizing related compensation expense by adopting the fair value method or continuing to measure compensation using the intrinsic value-based method prescribed under Accounting Principles Board Opinion No. 25 (“APB 25”), “Accounting for Stock Issued to Employees”, the former standard. As such, stock-based compensation cost is recognized by TDK only if the market price of the underlying common stock exceeds the exercise price on the date of grant. TDK chose to use the measurement prescribed by APB 25, and no compensation cost for the stock option plan has been incurred in the 1st half of fiscal 2004, and fiscal 2003. The following table illustrates the effect on net income and net income per share if the fair-value-based method had been applied to all outstanding and unvested awards with such costs recognized ratably over the vesting period of the underlying instruments.

	Yen (Millions)

	September 30,	September 30,	March 31,
	2002	2003	2003

Net income, as reported	¥4,645	¥19,257	¥12,019
Deduct total stock-based employee compensation expense determined under fair-value-based method for all awards, net of tax	(91)	(129)	(241)

Pro forma net income	4,554	19,128	11,778

		Yen

Basic and diluted net income per share:
As reported	¥34.98	¥145.27	¥90.56
Pro forma	34.29	144.30	88.74

     In December 2002, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards No. 148 (“SFAS 148”), “Accounting for Stock-Based Compensation — Transition and Disclosure”, which amends FASB Statement No. 123 (“SFAS 123”), “Accounting for Stock-Based Compensation”. SFAS 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS 148 amends the disclosure requirements of SFAS 123 to require more prominent and more frequent disclosures in financial statements about the effects of stock-based compensation. The transition guidance and annual disclosure provisions of SFAS 148 are effective for fiscal years ending after December 15, 2002. The adoption of SFAS 148 had no effect on TDK’s consolidated financial position and results of operations.

(i) Advertising Costs
     Advertising costs are expensed as incurred.
(j) Foreign Currency Translation
     Foreign currency financial statements have been translated in accordance with Statement of Financial Accounting Standards No. 52 (“SFAS 52”), “Foreign Currency Translation”. Under SFAS 52, the assets and liabilities of TDK’s subsidiaries located outside Japan are translated into Japanese yen at the rates of exchange in effect at the balance sheet date. Revenue and expense items are translated at the average exchange rates prevailing during the period. Gains and losses resulting from foreign currency transactions are included in other income (deductions), and those resulting from translation of financial statements are generally excluded from the statements of income and are accumulated in stockholders’ equity as a component of accumulated other comprehensive income (loss).

(k) Use of Estimates
     Management of TDK has made a number of estimates and assumptions relating to the reporting of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with accounting principles generally accepted in the United States of America. Significant items subject to such estimates and assumptions include the valuation of intangible assets, property, plant and equipment, trade receivables, inventories, and deferred income tax assets, and assumptions related to the estimation of actuarial determined employee benefit obligations. Actual results could differ from those estimates.
(l) Accounting for the Impairment or Disposal of Long-Lived Assets
     In August 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 144 (“SFAS 144”), “Accounting for the Impairment or Disposal of Long-Lived Assets” which supersedes both Statement of Financial Accounting Standards No. 121 (“SFAS 121”), “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of” and the accounting and reporting provisions of APB Opinion No. 30 (“Opinion 30”), “Reporting the Results of Operations — Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions”, for the disposal of a segment of a business (as previously defined in that Opinion). SFAS 144 retains the fundamental provisions in SFAS 121 for recognizing and measuring impairment losses on long-lived assets held for use and long-lived assets to be disposed of by sale, while also resolving significant implementation issues associated with SFAS 121. TDK adopted the provision of SFAS 144 on April 1, 2002.
     TDK’s long-lived assets and certain identifiable intangibles with finite useful lives are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows (undiscounted and without interest charges) expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceed the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.
(m) Goodwill and Other Intangible Assets
     In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 141 (“SFAS 141”), “Business Combinations”, and Statement of Financial Accounting Standards No. 142 (“SFAS 142”), “Goodwill and Other Intangible Assets”. SFAS 141 requires the use of the purchase method of accounting for business combinations. SFAS 141 also specifies the types of acquired intangible assets that are required to be recognized and reported separately from goodwill and those acquired intangible assets that are required to be included in goodwill. Under SFAS 142 goodwill is no longer amortized, but instead is tested for impairment at least annually. Intangible assets are amortized over their respective estimated useful lives and reviewed for impairment in accordance with Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”. Any recognized intangible asset determined to have an indefinite useful life will not be amortized, but instead is tested for impairment until its life is determined to no longer be indefinite.
     TDK conducts its annual impairment test at the end of each fiscal year.

(n) Derivative Financial Instruments
     In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133 (“SFAS 133”), “Accounting for Derivative Instruments and Hedging Activities”. In June 2000, the Financial Accounting Standards Board also issued Statement of Financial Accounting Standards No. 138 (“SFAS 138”), “Accounting for Certain Derivative Instruments and Certain Hedging Activities, an amendment of FASB Statement No. 133”. Both standards establish accounting and reporting standards for derivative instruments and for hedging activities, and require that an entity recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value. TDK has not elected to apply hedge accounting subsequent to the adoption of SFAS 133 and 138, and changes in the fair value of derivatives are recognized in earnings in the period of the changes.
(o) Net Income per Share
     Basic net income per share has been computed by dividing net income available to common stockholders by the weighted-average number of common shares outstanding during each year. Diluted net income per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the income of TDK. Stock options were not included in the calculation of diluted earnings per share as their effect would be antidilutive for the six months ended September 30, 2002 and for the year ended March 31, 2003.
(p) Revenue Recognition
     TDK recognizes revenue when (i) persuasive evidence of an arrangement exists which is generally in the form of a purchase order or a signed contract; (ii) delivery has occurred and title and risk of loss have transferred; (iii) the sales price is fixed and determinable, and (iv) collectibility is probable.
(q) Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products)
     In May 2000, the Emerging Issues Task Force reached a final consensus on Issue 00-14 (“EITF 00-14”), “Accounting for Certain Sales Incentives”. EITF 00-14 addresses accounting and reporting standards for sales incentives such as coupons or rebates that are provided by vendors or manufacturers and are exercisable by customers at the point of sale.
     In January 2001, the Emerging Issues Task Force also reached a final consensus on a portion of Issue 00-22 (“EITF 00-22”), “Accounting for “Points” and Certain Other Time-Based or Volume-Based Sales Incentive Offers, and Offers for Free Products or Services to Be Delivered in the Future”. EITF 00-22 addresses accounting and reporting standards for sales incentives such as royalty programs or rebates that are offered to customers by vendors only if the customer completes a specified cumulative level of revenue transactions with the vendor or remains a customer of the vendor for a specified time period.
     In April 2001, the Emerging Issues Task Force also reached a final consensus on a portion of Issue 00-25 (“EITF 00-25”), “Vendor Income Statement Characterization of Consideration to a Purchaser of the Vendor’s Products or Services”. EITF 00-25 addresses the income statement characterization of consideration, other than that directly addressed in EITF 00-14, from a vendor (typically a manufacturer or distributor) to a customer (typically a retailer or wholesaler) in connection with the sale to the customer of the vendor’s products or promotion of sales of the vendor’s products by the customer. EITF 00-14 and EITF 00-25 were subsequently codified in and superseded by Issue 01-9 (“EITF 01-9”), “Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products)” on which the Emerging Issues Task Force reached a final consensus. TDK adopted EITF 01-9 on April 1, 2002.

(r) Accounting for Asset Retirement Obligations
     In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 143 (“SFAS 143”), “Accounting for Asset Retirement Obligations”, which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and associated asset retirement costs. SFAS 143 applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and (or) the normal operation of a long-lived asset, except for certain obligations of lessees. SFAS 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset and subsequently allocated to expense over the asset’s useful life. TDK adopted the provisions of SFAS 143 on April 1, 2003. The adoption of SFAS 143 did not have a material effect on TDK’s consolidated financial positions and results of operations.
(s) Accounting for Costs Associated with Exit or Disposal Activities
     In June 2002, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 146 (“SFAS 146”), “Accounting for Costs Associated with Exit or Disposal Activities”. SFAS 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force Issue 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)”. The provisions of SFAS 146 are effective for exit or disposal activities that are initiated after December 31, 2002. The adoption of SFAS 146 did not have a material effect on TDK’s consolidated financial positions and results of operations.
(t) Guarantor’s Accounting and Disclosure Requirements for Guarantees
     In November 2002, the Financial Accounting Standards Board issued FASB Interpretation No. 45 (“FIN 45”), “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others”. FIN 45 requires that a liability be recorded in the guarantor’s balance sheet upon issuance of a guarantee. In addition, FIN 45 requires disclosures about the guarantees that an entity has issued. TDK adopted the recognition provisions of FIN 45 prospectively to guarantees issued after December 31, 2002. The disclosure provisions of FIN 45 are effective for consolidated financial statements as of March 31, 2003. The adoption of FIN 45 did not have a material effect on TDK’s consolidated financial positions and results of operations.
(u) Accounting for Revenue Arrangements with Multiple Deliverables
     In November 2002, the Emerging Issues Task Force reached a consensus on Issue 00-21 (“EITF 00-21”), “Accounting for Revenue Arrangements with Multiple Deliverables”. EITF 00-21 provides guidance on when and how to account for arrangements that involve the delivery or performance of multiple products, services and/or rights to use assets. TDK adopted EITF 00-21 on July 1, 2003. The adoption of EITF 00-21 did not have a material effect on TDK’s consolidated financial position and results of operations.
(v) Consolidation of Variable Interest Entities
     In January 2003, the Financial Accounting Standards Board issued FASB Interpretation No. 46 (“FIN 46”), “Consolidation of Variable Interest Entities, an interpretation of ARB No. 51”. FIN 46 addresses consolidation by a primary beneficiary of a variable interest entity (“VIE”). FIN 46 applies immediately to all new VIEs created or acquired after January 31, 2003, TDK has not entered into any new arrangements with VIEs after January 31, 2003. For VIEs created or acquired before February 1, 2003, the provisions of FIN 46 must be adopted by December 31, 2003. The effect on TDK’s consolidated financial statements of adopting the provisions of FIN 46 has not been determined.

(w) New Accounting Standard Not Yet Adopted

     In January 2003, the Emerging Issues Task Force reached a final consensus on Issue 03-2 (“EITF 03-2”), “Accounting for the Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities”. EITF 03-2 addresses accounting for a transfer to the Japanese government of a substitutional portion of an Employees’ Pension Fund (“EPF”) plan, which is a defined benefit pension plan established under the Welfare Pension Insurance Law. EITF 03-2 requires employers to account for the separation process of the substitutional portion from the entire EPF plan (which includes a corporation portion) upon completion of the transfer to the government of the substitutional portion of the benefit obligation and related plan assets. The separation process is considered the culmination of a series of steps in a single settlement transaction. Under this approach, the difference between the fair value of the obligation and the assets required to be transferred to the government should be accounted for and separately disclosed as a subsidy. On September 25, 2003, TDK was approved by the Minister of Health, Labour and Welfare for an exemption from the obligation to pay benefits for future employee service related to the substitutional portion of an EPF plan.

2. Investments

     Investments include available-for-sale securities. Information with respect to such securities at September 30, 2002 and 2003, and at March 31, 2003, are as follows:

September 30, 2002

		Gross	Gross
		Unrealized	Unrealized
		Holding	Holding
Yen (Millions):	Cost	Gains	Losses	Fair Value

Investments:
Equity securities	¥5,766	150	2,622	3,294
Debt securities	3,287	12	—	3,299

	¥9,053	162	2,622	6,593

September 30, 2003

		Gross	Gross
		Unrealized	Unrealized
		Holding	Holding
Yen (Millions):	Cost	Gains	Losses	Fair Value

Investments:
Equity securities	¥1,262	180	13	1,429
Debt securities	1,099	—	2	1,097

	¥2,361	180	15	2,526

March 31, 2003

		Gross	Gross
		Unrealized	Unrealized
		Holding	Holding
Yen (Millions):	Cost	Gains	Losses	Fair Value

Investments:
Equity securities	¥3,384	193	11	3,566
Debt securities	2,495	3	—	2,498

	¥5,879	196	11	6,064

3. Legal Reserve and Dividends

     Cash dividends and appropriations to the legal reserve charged to retained earnings during the periods represent dividends paid out during the periods and related appropriations to the legal reserve. The accompanying consolidated financial statements do not include any provision for the dividend proposed by the Board of Directors of ¥25 per share aggregating ¥3,309 million in respect of the six months ended September 30, 2003, or for the related appropriation to the legal reserve.
     Cash dividends per common share are computed based on dividends paid for each period presented.

4. Other Comprehensive Income (Loss)

     Change in accumulated other comprehensive income (loss) for the six months ended September 30, 2002 and 2003, and the year ended March 31, 2003, are as follows:

	Yen (Millions)

	September 30,	September 30,	March 31,
	2002	2003	2003

Foreign currency translation adjustments:
Balance at beginning of period	¥(7,773)	¥(26,520)	¥(7,773)
Adjustments for period	(15,542)	(14,709)	(18,747)

Balance at end of period	(23,315)	(41,229)	(26,520)

Net unrealized gains (losses) on securities:
Balance at beginning of period	379	110	379
Adjustments for period	(1,959)	33	(269)

Balance at end of period	(1,580)	143	110

Minimum pension liability adjustments:
Balance at beginning of period	(36,605)	(52,414)	(36,605)
Adjustments for period	(2,600)	8,296	(15,809)

Balance at end of period	(39,205)	(44,118)	(52,414)

Total accumulated other comprehensive income (loss):
Balance at beginning of period	(43,999)	(78,824)	(43,999)
Adjustments for period	(20,101)	(6,380)	(34,825)

Balance at end of period	¥(64,100)	¥(85,204)	¥(78,824)

5. Leases

     TDK and its subsidiaries occupy offices and other facilities under various cancellable lease agreements expiring in fiscal 2004 through 2006. Lease deposits made under such agreements, aggregating ¥1,856 million and ¥1,773 million at September 30, 2002 and 2003, respectively, and ¥1,838 million at March 31, 2003, are included in other assets on the accompanying consolidated balance sheets.
     The following is a schedule of future minimum rental payments required under operating leases that have initial or remaining noncancellable lease terms in excess of one year as of September 30, 2002 and 2003, and March 31, 2003:

	Yen (Millions)

	September 30,	September 30,	March 31,
	2002	2003	2003

Less 1 year	¥4,402	¥3,976	¥4,245
Over 1 year	8,697	8,331	8,863

Total	¥13,099	¥12,307	¥13,108

6. Contingent Liabilities

     Contingent liabilities for guarantees of loans of TDK’s employees and affiliates at September 30, 2002 and 2003, and March 31, 2003, are as follows:

	Yen (Millions)

	September 30,	September 30,	March 31,
	2002	2003	2003

Contingent liabilities for guarantees of loans of TDK’s employees and affiliates	¥7,485	¥6,926	¥7,247

     Several claims and legal actions against TDK and certain subsidiaries are pending. Provision has been made for the estimated liabilities for certain items. In the opinion of management, based upon discussion with counsel, any additional liability will not materially affect the consolidated financial position and results of operations of TDK.

7. Risk Management Activities and Derivative Financial Instruments

     TDK and its subsidiaries operate internationally which exposes them to the risk of changes in foreign exchange rates and interest rates, and therefore utilize derivative financial instruments to reduce these risks. TDK and its subsidiaries do not hold or issue financial instruments for trading purposes. TDK is exposed to credit related losses in the event of nonperformance by the counterparties to those financial instruments, but does not expect any counterparties to fail to meet their obligations given their high credit ratings.
     TDK and one of its subsidiaries have currency swaps with certain financial institutions to limit their exposure to fluctuations in foreign exchange rates involved mainly in loans made by TDK to its subsidiaries. Gains or losses on currency swaps are included in interest expense, other income or other deductions in the consolidated statements of income. The swap contracts are measured at fair value and are included in prepaid expenses and other current assets or other current liabilities, as the case may be, in the consolidated balance sheets.
     Forward exchange contracts have been entered into to hedge adverse effects of foreign currency exchange rate fluctuations mainly on foreign-currency-denominated trade receivables and foreign-currency-denominated forecasted transactions.
     TDK and certain subsidiaries had forward exchange contracts to sell and buy foreign currencies at September 30, 2002 and 2003, and at March 31, 2003.
     The contract amounts, carrying amounts and estimated fair values of TDK’s financial instruments at September 30, 2002 and 2003, and at March 31, 2003, are summarized as follows:

	Yen (Millions)

	Contract	Carrying	Estimated
September 30, 2002	amount	amount	fair value

Forward foreign exchange contracts	¥17,549	¥(84)	¥(84)

Currency swap agreements for loans to its subsidiaries	13,613	(48)	(48)

	Yen (Millions)

	Contract	Carrying	Estimated
September 30, 2003	amount	amount	fair value

Forward foreign exchange contracts	¥3,124	¥(21)	¥(21)

Currency swap agreements for loans to its subsidiaries	10,418	(9)	(9)

	Yen (Millions)

	Contract	Carrying	Estimated
March 31, 2003	amount	amount	fair value

Forward foreign exchange contracts	¥19,016	¥39	¥39

Currency swap agreements for loans to its subsidiaries	13,794	(287)	(287)

Limitations

     Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

8. Goodwill and Other Intangible Assets

     TDK adopted Statement of Financial Accounting Standards No. 142 (“SFAS 142”), “Goodwill and Other Intangible Assets”, effective April 1, 2001. Under SFAS 142, goodwill is no longer amortized but is reviewed for impairment annually, or more frequently if certain indicators arise. In addition, the statement requires reassessment of the useful lives of previously recognized intangible assets. With the adoption of SFAS 142, TDK ceased amortization of goodwill as of April 1, 2001. As of March 31, 2003, TDK completed a goodwill impairment test. No impairment was indicated at that time.

     The components of acquired intangible assets excluding goodwill at September 30, 2002, September 30, 2003 and March 31, 2003, are as follows:

	Yen (Millions)

	September 30, 2002		September 30, 2003		March 31, 2003

	Gross		Gross		Gross
	Carrying	Accumulated	Carrying	Accumulated	Carrying	Accumulated
	Amount	Amortization	Amount	Amortization	Amount	Amortization

Amortized intangible assets:
Patent	¥1,368	868	¥10,628	1,038	¥11,213	1,122
Software	6,535	2,892	7,373	4,159	6,985	3,471
Other	1,958	254	2,849	694	2,235	692

Total	9,861	4,014	20,850	5,891	20,433	5,285

Unamortized intangible assets	¥949		¥1,018		¥1,270

     The patent addition principally represents an acquisition to accelerate the TDK’s position at the leading edge of refining materials and process technologies in electronics materials and components.

     Aggregate amortization expense for the six months ended September 30, 2002 and 2003 are ¥738 million and ¥1,300 million, respectively and for the year ended March 31, 2003 is ¥1,762 million. Estimated amortization expense for the next five years is: ¥1,208 million in the 2nd half of 2004, ¥2,149 million in 2005, ¥1,941 million in 2006, ¥1,549 million in 2007, and ¥1,240 million in 2008.

     The changes in the carrying amount of goodwill by segment for the six months ended September 30, 2002 and 2003, and the year ended March 31, 2003 are as follows:

	Yen (Millions)

	Electronic
	materials and	Recording media
	components	and systems	Total

Balance as of March 31, 2002	¥11,003	¥497	¥11,500
Translation adjustment	(788)	—	(788)

Balance as of September 30, 2002	¥10,215	¥497	¥10,712

	Yen (Millions)

	Electronic
	materials and	Recording media
	components	and systems	Total

Balance as of March 31, 2003	¥13,634	¥497	¥14,131
Transfer to other accounts	(1,902)	—	(1,902)
Translation adjustment	(913)	—	(913)

Balance as of September 30, 2003	¥10,819	¥497	¥11,316

	Yen (Millions)

	Electronic
	materials and	Recording media
	components	and systems	Total

Balance as of March 31, 2002	¥11,003	¥497	¥11,500
Goodwill acquired during year	3,553	—	3,553
Translation adjustment	(922)	—	(922)

Balance as of March 31, 2003	¥13,634	¥497	¥14,131

9. Supplementary Information

	Yen (Millions)

	Six months ended	Six months ended	Year ended
	September 30,	September 30,	March 31,
	2002	2003	2003

(a) Statement of Income
Research and development	¥15,649	¥17,179	¥31,862
Rent	4,830	4,579	9,410
Maintenance and repairs	5,514	5,674	11,534
Advertising costs	2,684	2,786	5,546

(b) Statement of Cash Flows
Cash paid during the periods for:
Interest	¥ 193	¥196	¥646
Income taxes	¥(6,239)	¥1,822	¥(1,270)

Noncash activities

There were no material noncash investing and financing activities during the periods presented.

10. Segment Information

(a) Industry segment information

Six months ended September 30, 2002

	Yen (Millions)

	Electronic	Recording		Eliminations
	materials &	media &	Sub total	and	Total
	components	systems		corporate

Net sales
Unaffiliated customers	¥234,272	¥62,108	¥296,380	—	¥296,380
Intersegment	—	—	—	—	—

Total	234,272	62,108	296,380	—	296,380

Operating expenses	223,557	62,804	286,361	—	286,361

Operating income (loss)	¥10,715	¥(696)	¥10,019	—	¥10,019

Six months ended September 30, 2003

	Yen (Millions)

	Electronic	Recording		Eliminations
	materials &	media &	Sub total	and	Total
	components	systems		corporate

Net sales
Unaffiliated customers	¥254,352	¥61,927	¥316,279	—	¥316,279
Intersegment	—	—	—	—	—

Total	254,352	61,927	316,279	—	316,279

Operating expenses	228,520	63,739	292,259	—	292,259

Operating income (loss)	¥25,832	¥(1,812)	¥24,020	—	¥24,020

Year ended March 31, 2003

	Yen (Millions)

	Electronic	Recording		Eliminations
	materials &	media &	Sub total	and	Total
	components	systems		corporate

Net sales
Unaffiliated customers	¥472,529	¥136,351	¥608,880	—	¥608,880
Intersegment	—	—	—	—	—

Total	472,529	136,351	608,880	—	608,880

Operating expenses	451,993	134,807	586,800	—	586,800

Operating income	¥20,536	¥1,544	¥22,080	—	¥22,080

(Notes)	1.	Segment classification
		Segments are classified by the similarity of the products, the product’s character, the manufacturing method and the selling market.
	2.	Principal products in each segment
	Electronic materials & components:
		Ferrite cores, Ceramic capacitors, High-frequency components, Inductors, GMR heads and Semiconductors
	Recording media & systems:
		Audio tapes, Video tapes, CD-Rs, MDs, DVDs and PC softwares

(b) Geographic segment information

Six months ended September 30, 2002

	Yen (Millions)

						Eliminations
				Asia and		and
	Japan	Americas	Europe	others	Sub total	corporate	Total

Net sales
Unaffiliated customers	¥90,338	¥43,019	¥33,507	¥129,516	¥296,380	—	¥296,380
Intersegment	83,557	7,919	655	19,471	111,602	(111,602)	—

Total	173,895	50,938	34,162	148,987	407,982	(111,602)	296,380

Operating expenses	171,231	51,247	36,457	139,117	398,052	(111,691)	286,361

Operating income (loss)	¥2,664	¥(309)	¥(2,295)	¥9,870	¥9,930	¥89	¥10,019

Six months ended September 30, 2003

	Yen (Millions)

						Eliminations
				Asia and		and
	Japan	Americas	Europe	others	Sub total	corporate	Total

Net sales
Unaffiliated customers	¥77,524	¥36,128	¥36,268	¥166,359	¥316,279	—	¥316,279
Intersegment	81,192	13,585	300	19,332	114,409	(114,409)	—

Total	158,716	49,713	36,568	185,691	430,688	(114,409)	316,279

Operating expenses	155,208	50,318	36,627	164,131	406,284	(114,025)	292,259

Operating income (loss)	¥3,508	¥(605)	¥(59)	¥21,560	¥24,404	¥(384)	¥24,020

Year ended March 31, 2003

	Yen (Millions)

						Eliminations
				Asia and		and
	Japan	Americas	Europe	others	Sub total	corporate	Total

Net sales
Unaffiliated customers	¥172,818	¥83,039	¥77,191	¥275,832	¥608,880	—	¥608,880
Intersegment	162,064	18,745	1,271	39,086	221,166	(221,166)	—

Total	334,882	101,784	78,462	314,918	830,046	(221,166)	608,880

Operating expenses	329,689	102,866	82,009	294,278	808,842	(222,042)	586,800

Operating income (loss)	¥5,193	¥(1,082)	¥(3,547)	¥20,640	¥(21,204)	¥876	¥22,080

(Notes)	1.	Geographic segments are based on the location of the seller.
	2.	Principal nations in each geographic segment excluding Japan:
		Americas: United States of America
		Europe: Luxembourg, Germany
		Asia and others: Hong Kong, Taiwan and Singapore

(c) Overseas sales

Six months ended September 30, 2002

	Yen (Millions)

	Americas	Europe	Asia and others	Total

Sales by region	¥56,294	¥34,368	¥121,429	¥212,091
Net sales				296,380
Ratio of overseas sales to net sales (%)	19.0	11.6	41.0	71.6

Six months ended September 30, 2003

	Yen (Millions)

	Americas	Europe	Asia and others	Total

Sales by region	¥43,328	¥36,987	¥154,428	¥234,743
Net sales				316,279
Ratio of overseas sales to net sales (%)	13.7	11.7	48.8	74.2

Year ended March 31, 2003

	Yen (Millions)

	Americas	Europe	Asia and others	Total

Sales by region	¥106,060	¥78,740	¥258,577	¥443,377
Net sales				608,880
Ratio of overseas sales to net sales (%)	17.4	12.9	42.5	72.8

(Notes)	1.	Overseas sales are classified by the geographic areas of the buyer.
	2.	Principal nations in each region excluding Japan:
		Americas: United States of America
		Europe: Germany, United Kingdom and Italy
		Asia and others: Singapore, Hong Kong and Malaysia
	3.	Overseas sales are net sales of TDK and its consolidated subsidiaries in the countries and regions other than Japan.